

Mail Stop 3030

April 10, 2018

<u>Via E-mail</u>
Patrick S. Watson
Vice President Finance
Kennametal Inc.
600 Grant Street
Suite 5100
Pittsburgh, PA 15219

      Re: **Kennametal Inc.**
             Form 10-K for the Fiscal Year Ended June 30, 2017
             Filed August 14, 2017
             File No. 001-05318

Dear Mr. Watson:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Kevin J. Kuhar

Kevin J. Kuhar
Accounting Branch Chief
Office of Electronics and Machinery